Exhibit 3.2

CERTIFICATE OF AMENDMENT TO

DESIGNATION

OF

SERIES A PREFERRED STOCK

OF

CABBACIS INC

Pursuant to Section 78.1955 of Nevada Revised Statutes

CABBACIS INC, a Nevada corporation (the “Corporation”) organized and existing under and by virtue of the provisions of the Nevada Revised Statutes of the State of Nevada (the “NRS”) does hereby certify:

WHEREAS, the Articles of Incorporation of the Corporation authorizes the issuance of fifty million (50,000,000) shares of common stock, par value $0.00001 (the “Common Stock”) and ten million (10,000,000) shares of preferred stock, par value $0.00001 (the “Preferred Stock”); and

WHEREAS, the Corporation’s Amended and Restated Articles of Incorporation (the “A&R Articles of Incorporation”) provide that the Corporation’s Board of Directors (the “Board”) may provide for the issuance of shares of Preferred Stock in one or more series and with respect to each such series, to fix the dividend rights, dividend rate, conversion right, liquidation preferences, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the number of shares constituting any such series and the designation thereof, or any of them, and such other preferences, powers, and special participating, optional, relative or other rights and the qualifications, limitations and restrictions thereof, as the Board shall determine; and to increase or decrease the number of shares of any series of Preferred Stock subsequent to the issuance of shares of such series; and

WHEREAS, the Corporation filed a Certificate of Designation on August 31, 2023, designating a class of Series A Preferred Stock and setting forth the conversion rights and other rights related thereto (the “Series A Preferred Stock”); and

WHEREAS, the Board believes it to be in the best interest of the Corporation and its stockholders to amend the conversion rights related to the Series A Preferred Stock; and

WHEREAS, pursuant to the authority expressly conferred upon the Board on August 16, 2023, adopt the following resolutions amending the conversion rights of the Series A Preferred Stock, of which such shares have been issued.

RESOLVED, that the Board amends the conversion rights of the Series A Preferred Stock and amends Article III.a., Optional Conversion, of the Certificate of Designation as follows, which shall replace Article III.a, Optional Conversion of the Certificate of Designation in its entirety:

III.a. Optional Conversion. Each share of Series A Preferred Stock shall be convertible, at any time and from time to time, at the option of the Holder thereof, into that number of shares of Common Stock determined by multiplying the number of Series A Preferred Stock sought to be converted by the Conversion Price in accordance with this Section III.a. and Section III.b.

IN WITNESS WHEREOF, this Certificate of Designation was duly adopted by the Board in accordance with the Articles of Incorporation and Section 78.1955 of the NRS and executed as of October 6, 2023.

CABBACIS INC,
a Nevada corporation

By:	/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer